SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES CLOSING OF THIRD TRANCHE OF PRIVATE PLACEMENT

BRINGING THE TOTAL AMOUNT CLOSED TO $6.7MM

April 28, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that, further to its press releases dated April 21, 2016 and April 25, 2016, it has completed the third tranche (the "Third Tranche") of a non-brokered private placement (the "Financing"). The Third Tranche is comprised of 1,453,334 common shares (the "Shares") at a price of CAD $0.30 per Share for additional gross proceeds of CAD $436,000. Together with the proceeds raised under the first and second tranches, Snipp has now raised $6,697,000 pursuant to the Financing.

The net proceeds raised through the Financing will be used for product development, sales & marketing and general working capital purposes. The Financing will strengthen the Company’s balance sheet and is expected to better position it to develop deeper relationships with clients and brands looking for long-term partners for loyalty, promotions and rebate solutions. It will also enable Snipp to fund the development of its next-generation analytical solutions based on the unique receipt-based purchase data that it has been accumulating over the years.

Snipp has received final approval from the TSX Venture Exchange for the closing of the Third Tranche. Closing of any additional tranches may be subject to receipt of regulatory approvals, including acceptance by the TSX Venture Exchange.

The four-month hold period for all Shares issued under the Third Tranche will expire on August 29, 2016 in accordance with Canadian securities laws. No commissions or finder's fees were paid in connection with the Third Tranche.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, the Middle East and India. The Company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSXV) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION, PLEASE CONTACT:

Todd Kehrli

MKR Group, Inc.

d: 323-205-4336

m: 310-625-4462

todd@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including: (a) those factors discussed in filings made by us with the Canadian securities regulatory authorities; (b) the risk that the Company may not close further tranches of the Financing or that the Financing may not be fully subscribed; (c) the economic circumstances of Snipp may change and result in the proceeds of the Financing being used other than in the manner described above. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release does not constitute an offer for sale in the United States. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.